SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 11, 2005

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 11, 2005, announcing the decision to terminate the Amended and Restated Master Sale and Purchase Agreement with Finisar Corporation dated October 11, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: January 11, 2005	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

N e w s  R e l e a s e / P r e s s e i n f o r m a t i o n

Infineon decides to terminate agreement with Finisar due to delay and uncertain closing

Munich, Germany – January 11, 2005 – The Infineon Management Board today decided to terminate the Amended and Restated Master Sale and Purchase Agreement with Finisar Corporation dated October 11, 2004. Due to circumstances beyond Infineon’s control, specifically delays related to the filing of the Proxy Statement with the US Securities and Exchange Commission, closing could be expected no earlier than end of March 2005. The signing of the first agreement related to the transaction took place on April 29, 2004. In addition, Finisar has informed Infineon, that its Board is likely to withdraw its recommendation to Finisar’s shareholders in favor of the transaction.

The significant delay and high uncertainty of closing are expected to result in deterioration of our Fiber Optics business and in potential harm to our customers. Infineon’s Management Board has therefore decided today to terminate the agreement with Finisar and will assess its legal options to recover the damages incurred by way of an arbitration proceeding in Germany.

In parallel Infineon will begin the necessary restructuring of its Fiber Optics business, while continuing to provide full support to its customers and the Infineon Fiber Optics business.

Under the terms of the agreement as last amended on October 11, Finisar would have issued approximately 110 million shares of Finisar common stock to Infineon valued at approximately US-Dollar 206 million as of yesterday’s close.

About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products. With a global

For the Business and Trade Press: INFXX200501.027e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Ralph Heinrich	+49 89 234 22404 / 28482	ralph.heinrich@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

This news release is available online at http://www.infineon.com/news/.

For the Business and Trade Press: INFXX200412.024e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Ralph Heinrich	+49 89 234 22404 / 28482	ralph.heinrich@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com